EXHIBIT 99.05

Board resolution approving donation to related parties

Date of events: 2017/12/05

Contents:

1.Date of occurrence of the event:2017/12/05

2.The reason for the donation: To promote philanthropy events

3.The total amount of the donation: Donating to Chunghwa Telecom Foundation NT$57.7 million and the government agencies NT$11.70 million, totally NT$69.40 million.

4.Counterparty to the donation: Chunghwa Telecom Foundation, government agencies (Tourism Bureau of Ministry of Transportation and Communications, and National Taiwan University.)

5.Relationship to the Company:

(A) Chunghwa Telecom Foundation: Established by Chunghwa Telecom’s endowment

(B) The Government agencies: Philanthropy events promoting partners

6.Name and resume of the independent director that expressed objection or reservation: None

7.Contents of the objection or reservation: None

8.Any other matters that need to be specified: None